

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2012

Via E-Mail
Mr. James Z. Voss
Controller
Willamette Valley Vineyards, Inc.
8800 Enchanted Way, S.E.
Turner, OR 97392

> **Re:** **Willamette Valley Vineyards, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **File No. 000-21522**

Dear Mr. Voss:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2011 Compared to 2010, page 22

1.   We note you do not provide a detailed discussion of why cost of sales decreased 18%. Please provide draft disclosure, to be included in future filings, that addresses and quantifies each factor that contributed to the decrease in cost of sales from 2011 to 2010.

Note 1 – Summary of Operations, Basis of Presentation and Significant Accounting Policies, page 31

Organization and Operations, page 31

2.   With regards to your new distribution agreement with Young's Market Company, please provide draft disclosure, to be included in future filings, that addresses the following:

- Disclose the terms of this arrangement. At December 31, 2011, you have recorded on your balance sheet a distribution agreement receivable and deferred revenue – distribution agreement. Please discuss the nature of this agreement and include a policy note regarding how these account balances were generated and your method for recognizing costs and recording revenues related to this agreement; and

- On page 45 you disclose the change from distributing wine internally with Bacchus Distribution to an outside third party will increase the Company's gross margin as you will no longer sell low margin purchased wine products and will also reduce operating expenses. Please explain specifically, in Management's Discussion and Analysis, how this new arrangement will increase margins and reduce operating expenses as well as disclose any other impact (i.e. liquidity, revenue and deferred revenue, taxes) you anticipate having from this new arrangement.

Revenue Recognition, page 34

3.   We note your disclosure of promotions and rebates given to customers. Please provide draft disclosure to be included in future filings, that expands your accounting policy regarding these incentive programs, the amounts recognized in the income statement and the line items(s) in which the amounts are recognized. Cite the authoritative guidance that supports your accounting treatment.

Note 11 – Commitments and Contingencies, page 42

Operating Leases, page 43

4.   We note you entered long-term grape purchase contracts in 2005 and 2006 to purchase 100% of grape crops produced at a fixed price through 2015 and 2016. You disclose the maximum payment obligation is $1,500,000 per year however, you cannot calculate the minimum payment for grape purchases in any given year. Please tell us, for each year presented, how much you have paid for grapes under these contracts. Tell us how these contracts relate to the grapes payable balance recorded on your balance sheet and presented in your contractual obligation table. Please provide draft disclosure to be included in future filings that addresses the nature of these contracts, how you account for these contracts, the timing of when you record these purchases and how these contracts impact your cash flow and operations in your results of operations and liquidity

disclosure in Management's Discussion and Analysis. Ensure your disclosure also addresses when you determine that payment is due to the grape grower and how you estimate the amount due.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or Melissa Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining